EXHIBIT 99.2

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

March 27, 2013.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwire on March 27, 2013.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

April 5, 2013.

Schedule "A"

PRESS RELEASE

Banro Announces Financing Plan for US$100 Million

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – March 27, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) announces that it intends to seek to raise up to US$100 million comprising:

•	the issue of preferred shares, for gross proceeds of US$30 million, to BlackRock World Mining Trust plc (“Blackrock”) by way of a private placement (the “Preferred Share Private Placement”);

•
the issue of preferred shares, for gross proceeds of US$30 million - US$50 million, by way of a marketed offering (the “Preferred Share Offering”) pursuant to a preliminary short form prospectus (the “Preliminary Short Form Prospectus”); and

•
the issue of common shares in the capital of the Company (“Common Shares”), for gross proceeds of the Canadian dollar equivalent of US$20 million – US$40 million, by way of a marketed offering (the “Common Share Offering”) pursuant to the Preliminary Short Form Prospectus.

Preferred Share Private Placement

The Company has received a non-binding commitment from BlackRock to complete a brokered private placement of US$30 million of gold-linked preferred shares of Banro, subject to aggregate proceeds of not less than US$100 million being raised pursuant to the Preferred Share Private Placement, the Preferred Share Offering and the Common Share Offering and BlackRock being satisfied in its sole discretion with the results of its due diligence and the satisfaction of certain other conditions.  The Preferred Share Private Placement replaces the proposed transaction with BlackRock described in the Company’s press release of February 21, 2013.

The preferred shares to be issued pursuant to the Preferred Share Private Placement (the “BlackRock Preferred Shares”) are expected to have substantially similar dividend, liquidation, redemption and voting rights as the Public Preferred Shares referred to below, save and except that any dividends or redemption amounts declared and paid to the holder of BlackRock Preferred Shares by a subsidiary of the Company (the “Relevant Subsidiary”) on preferred shares issued by such Relevant Subsidiary to a holder of BlackRock Preferred Shares will reduce the dividend or redemption amount payable to the holders of the BlackRock Preferred Shares, and the BlackRock Preferred Shares (together with preferred shares issued by such Relevant Subsidiary) will be exchangeable on a one-for-one basis into Public Preferred Shares at the option of the holder.

Preferred Share Offering and Common Share Offering

The preferred shares to be issued pursuant to the Preferred Share Offering (the “Public Preferred Shares”) are expected to have the terms and conditions set out in the Preliminary Short Form Prospectus and to be priced at US$25 per share, with each Public Preferred Share entitling the holder to cumulative preferential cash dividends, if and when declared by the board of directors of Banro, that will accrue on the last day of each fiscal quarter in an amount that reflects an annual dividend yield (based on the Redemption Price of the Public Preferred Shares) of between 10% and 15% based on the amount of gold production from Banro’s existing properties during the immediately preceding fiscal quarter. The “Redemption Price” of each Public Preferred Share as of any date will be the dollar-equivalent value (at such date) of approximately 0.015625 ounces of gold (subject to certain adjustments) plus the amount of all accrued and unpaid dividends on such date.

The Public Preferred Shares will be redeemable by the Company at its option, following the date that is the later of five years from the closing date of the issuance of the Public Preferred Shares and the date on which total cumulative gold production from Banro’s existing properties (measured from the closing date of the issuance of the Public Preferred Shares (the “Closing Date”)) reaches 800,000 ounces (the “Production Threshold”), by paying a amount per share equal to the Redemption Price plus a 2% premium.

Following the fifth anniversary of the Closing Date, and for so long as the Production Threshold has not been met, a holder of the Public Preferred Shares will have the option to require the Company to redeem any or all of the holder’s Public Preferred Shares, for an amount per share equal to the Redemption Price. Holders of the Public Preferred Shares will also have the right to require the Company to redeem the Public Preferred Shares in the event of certain asset seizure events and change of control events, subject to certain conditions.

The Preferred Share Offering and the Common Share Offering are being managed by a syndicate of agents (the “Agents”) led by GMP Securities L.P (the “Bookrunner”) as sole bookrunner, on a best efforts basis.

The Company will grant an option to the Agents to offer for sale up to that number of additional Common Shares as is equal to 7.5% of the Common Shares issued pursuant to the Common Share Offering, exercisable in whole or in part any time until the date that is 30 days after the Closing Date.

The Preliminary Short Form Prospectus is still subject to completion or amendment. A copy of the Preliminary Short Form Prospectus will be available from Donat Madilo, Chief Financial Officer, at the Company’s offices located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario and electronically at www.sedar.com. There will not be any sale of or any acceptance of an offer to buy the securities until a receipt for the (final) prospectus has been issued. The information contained within this press release is a summary only of the information contained within the Preliminary Short Form Prospectus; full details are to be found in the Preliminary Short Form Prospectus.

Use of Proceeds

The net proceeds of the Preferred Share Private Placement, the Preferred Share Offering and the Common Share Offering are expected to be used for development costs of the Company’s Namoya Project and for administrative and general expenses and working capital of the Company.  The principal business objective that the Company intends to accomplish using these net proceeds is to complete construction of the mine at the Company’s Namoya Project, although this objective is subject to the risks and uncertainties described below under “Forward-Looking Statements”.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the preferred shares or the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The preferred shares and the common shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to the proposed financing (including the completion and expected terms of the financing), completion of the construction of the mine at Namoya and the Company's plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to complete the proposed financing or failure to complete the financing on the expected terms; the need to satisfy regulatory and legal requirements and other conditions to closing with respect to the financing; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.